SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

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 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

ECOPETROL CLARIFIES PRESS REPORTS CONCERNING COMMENCEMENT OF PROCEDURES TO ACCESS COLOMBIA'S PUBLIC SECURITIES MARKET

Bogotá, Colombia, May 19, 2010. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC) (“Ecopetrol” or the “Company”) hereby issues the following clarification with respect to certain information published by certain media outlets on May 14, 2010 concerning the commencement by Ecopetrol of procedures for issuing up to $2 trillion pesos in fixed-yield bonds in the Colombian public securities market:

1.
Petroleum prices since the beginning of the year have substantially helped the Company generate income not only to address its operational needs but also its investment plan without the need to incur debt.

2.	If current petroleum prices persist, it is possible that the Company would not have to incur any debt during the first half of the year.

3.
Despite not having any short-term liquidity needs, the Company continues moving forward on keeping as many financing options available and approved so that such resources are immediately available if and when the Company needs to make use of them.

4.
Authorizations for 2010 and subsequent years are being secured for the Company’s general investment plan; however, these authorizations bear no direct relationship to timing of any financial transactions.

5.
In the process of obtaining authorizations, a request is currently before the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) for an eventual bond issuance of up to $2 trillion pesos in the Colombian public securities market.

6.
In the event the Company requires financing during the second half of the year, the first option would be a drawdown of up to $500 million dollar, under a $1 billion dollar credit facility that is currently under negotiation with the U.S. Export-Import Bank.

Bogotá, Colombia – May 19 of 2010

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PRESS RELEASE

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

    ECP – DIR – R - 001

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   May 19, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer